Exhibit (a)(12)

FAQS re Total’s Tender Offer for

Participants in SunPower’s Stock Incentive Plan

1.	How will I receive information about Total’s offer to purchase my shares of SunPower common stock?

Total Gas & Power USA, SAS, a société par actions simplifiée organized under the laws of the Republic of France (“Total”), commenced a mailing to registered shareholders on or about May 3, 2011. Morgan Stanley Smith Barney (“MSSB”) commenced a mailing to employees with shares of SunPower common stock in their Benefit Access accounts on or about May 13, 2011.

2.	How can I confirm the number of shares I hold?

Please review your online Benefit Access account with MSSB. The website address is www.benefitaccess.com.

3.	Whom should I contact if I hold shares of SunPower’s common stock and have not yet received a mailing about the tender offer?

If you hold shares of SunPower’s common stock in your MSSB account but did not receive a mailing, you may find the materials in the Document Library (Plan Documents) of Benefit Access. Please note that MSSB mailed information and materials only to individuals who held shares in their MSSB account on or about May 13, 2011. If you hold only stock options or unvested RSUs, you would not have received a mailing from MSSB. Similarly, if you exercise stock options and hold shares after the mailing, or if shares of restricted stock or RSUs vest and shares are deposited in your MSSB account after the mailing, MSSB will not mail the materials to you.

4.	Who should employees contact with questions about the tender offer?

Please contact MSSB or MacKenzie Partners, Inc. (“MacKenzie”), the information agent in connection with the tender offer. If you are calling from the US or Canada, you can call MSSB, toll free, at +1-866-741-8324. If you are calling from elsewhere, you can call MSSB at +1-210-677-3629. If you are calling from the US or Canada, you can call MacKenzie, toll free, at +1-800-322-2885. If you are calling from elsewhere, you can call MacKenzie, collect, at +1-212-929-5500.

5.	If I want to participate in the tender offer and sell my shares to Total, what should I do?

Please review the information provided by Total and, if applicable, follow the instructions provided by MSSB. You will be able to make your election using the form provided by MSSB (which will also be available in the Document Library (Plan Documents) of Benefit Access). You may return the form by mail or fax per the instructions on the form. If you are planning to tender any shares, please ensure that you have a Form W-9 (US) or W-8BEN (International) on file with MSSB before you tender to avoid a 28% withholding. If you are a California resident and fail to provide a Form W-9, MSSB will not process your instructions and you will not be able to participate in the tender offer. Please ensure your election is made and received by MSSB no later than 5 P.M. New York City Time on Friday, May 27, 2011, so that MSSB can process your election before the currently scheduled expiration of the tender offer on May 31, 2011. MSSB will use its best efforts to process elections made or received after 5 P.M. New York City Time on Friday, May 27, 2011, but it cannot guarantee that processing of such elections will be completed before the currently scheduled expiration of the tender offer. If the tender offer is extended beyond May 31, 2011, you would need to confirm the revised deadline with MSSB.

6.	If I want to sell shares in my MSSB account to Total, can I return my completed paperwork to someone at SunPower?

No, SunPower cannot accept your completed paperwork. You must elect to participate as instructed by MSSB—returning the paperwork via mail or fax.

7.	If my shares of restricted stock, RSUs, or other equity awards are scheduled to vest after the expiration of the tender offer, can I participate in the tender offer with respect to those shares?

No, you can only participate in the tender offer and sell shares that have vested and you could otherwise sell before the expiration of the tender offer. If you received shares of restricted stock, RSUs, or other equity awards under SunPower’s Stock Incentive Plan and those awards remain unvested as of the expiration of the tender offer, you cannot offer to sell those shares to Total as part of the tender offer.

8.	Can I sell my stock options? What is the deadline to exercise my stock options and participate in the tender offer?

No, you cannot sell your stock options to Total as part of the tender offer. Total is offering to purchase only shares. If you hold vested and exercisable stock options, you need to exercise the desired stock options by Tuesday, May 24, 2011 so that the shares settle into your account with the Murphy-Chase Group at MSSB and become available for sale to Total as part of the tender offer before the currently scheduled expiration on May 31, 2011. You will need to contact the Murphy-Chase Group at MSSB at +1-650-926-7140 to tender these shares to Total. Stock options exercised after Tuesday, May 24, 2011 may result in shares being delivered to your MSSB account after the scheduled expiration of the tender offer, preventing you from participating in the tender offer. If the tender offer is extended beyond May 31, 2011, you would need to confirm the revised deadline with MSSB.

9.	Can I exercise stock options using a “sell to cover” method and tender those shares?

Yes, you can exercise stock options by either paying cash for the exercise price or by executing a “sell to cover” method. However, you must exercise your stock options by Tuesday, May 24, 2011 so that the shares settle into your account with the Murphy-Chase Group at MSSB and become available for sale to Total as part of the tender offer before the currently scheduled expiration of the tender offer on May 31, 2011. If the tender offer is extended beyond May 31, 2011, you would need to confirm the revised deadline with MSSB. You will need to contact the Murphy-Chase Group at MSSB at +1-650-926-7140 to tender these shares to Total.

10.	What happens if the tender offer is oversubscribed?

Generally speaking, if more than 34,144,400 shares of class A common stock are validly tendered and not properly withdrawn prior to the expiration of the tender offer, Total will purchase shares on a pro rata basis from each shareholder, with fractional shares rounded to the nearest whole share, such that the aggregate number of shares that Total purchases is equal to 34,144,400 shares. This means that it is possible that Total will not purchase all of the shares that you tender.

11.	If I exercise stock options and elect to participate in the tender offer but Total does not purchase all of my shares, or for whatever reason the tender offer never closes, will the exercise price be refunded and my stock options returned to me?

No, if you exercise your stock options and elect to participate in the tender offer, SunPower cannot cancel your option exercise and return your exercise price or exercised stock options.

12.	Should I exercise my stock options and submit my shares now, or could I wait until Total announces the results of the tender offer to avoid exercising more stock options than Total would purchase?

If you have vested and exercisable stock options and you wish to tender shares issuable upon exercise of those stock options, you need to exercise the desired stock options by Tuesday, May 24, 2011 so that the shares settle into your account with the Murphy-Chase Group at MSSB and become available for sale to Total as part of the tender offer. If you wait until after Total’s announcement regarding the results of the tender offer, you will not be able to participate in the tender offer. You will need to contact the Murphy-Chase Group at MSSB at +1-650-926-7140 to tender these shares to Total.

13.	Can I tender a portion but not all of the shares in my MSSB account?

No, functionality available in the MSSB system dictates that you can only tender all of the shares in your MSSB account or none of the shares. You cannot select only certain shares to participate in the tender offer. If you exercise stock options to purchase shares, or if shares of restricted stock or RSUs vest and shares are deposited in your account after you elect to participate in the tender offer, you must submit an additional election to sell the additional shares to Total as part of the tender offer. Please ensure any subsequent election is made and received by MSSB no later than 5 P.M. New York City Time on Friday, May 27, 2011, so that MSSB can process your election before the scheduled expiration of the tender offer. MSSB will use its best efforts to process elections made or received after 5 P.M. New York City Time on Friday, May 27, 2011, but it cannot guarantee that processing of such elections will be completed before expiration of the tender offer. If the tender offer is extended beyond May 31, 2011, you would need to confirm the revised deadline with MSSB.

14.	If the tender offer is over-subscribed, or shareholders offer to sell more shares than Total is willing to purchase, can I instruct my broker to sell certain shares in the tender offer?

No, you cannot identify certain shares to be sold. If the tender offer is over-subscribed and Total purchases only a pro rata amount from each shareholder, MSSB will tender your shares on a “first-in, first-out” basis. In other words, MSSB will first sell the shares that have been in your account for the longest period of time.

15.	If I elect to participate in the tender offer, will my shares be removed from my brokerage account?

When MSSB receives your election to participate in the tender offer, MSSB will suspend your ability to sell all shares in your account, and all pending trades or open orders to sell shares (e.g., unexecuted limit orders) will be canceled. Your shares will remain visible in your brokerage account until the closing of the tender offer and Total purchases some or all of your shares.

16.	How and when will I know how many of my shares were purchased? When will my shares not purchased, if any, be returned to my account?

Total is expected to announce the preliminary results of the tender offer shortly following the expiration of the tender offer, including whether each shareholder’s participation will be limited on a pro rata basis. Final results of the tender offer will be announced several days later after the payment agent confirms receipt of all tendered shares. Following this final announcement, shares purchased by Total will be removed from your account, and the restrictions placed on your tendered shares not purchased by Total, if any, will be lifted.

17.	Can I elect now to tender all shares that are or might become vested and available, or do I need to continue to elect upon each vesting event that occurs before expiration of the tender offer?

You can only tender shares that you have in your account when you make your election. If you exercise stock options to purchase shares, or if shares of restricted stock or RSUs vest and shares are deposited in your account after you elect to participate in the tender offer, you must submit an additional election to sell the additional shares to Total as part of the tender offer. Please ensure any subsequent election is made and received by MSSB no later than 5 P.M. New York City Time on Friday, May 27, 2011, so that MSSB can process your election before the scheduled expiration of the tender offer. MSSB will use its best efforts to process elections made or received after 5 P.M. New York City Time on Friday, May 27, 2011, but it cannot guarantee that processing of such elections will be completed before expiration of the tender offer. If the tender offer is extended beyond May 31, 2011, you would need to confirm the revised deadline with MSSB.

18.	Can I participate in the tender even if I am in a trading blackout?

Even if you are subject to the recurring quarterly trading blackout, you can elect to participate in the tender offer during the blackout period.

19.	If I have previously executed a 10b5-1 plan to sell shares of SunPower common stock, and not all of my shares have been sold yet, can I participate in the tender offer and sell my shares to Total?

Yes, you can participate in the tender offer and elect to sell your shares to Total. However, you must first contact your broker and cancel your pending 10b5-1 plan before participating in the tender offer.

20.	If I cancel my 10b5-1 plan to participate in the tender offer but withdraw from the offer or Total purchases some but not all of my shares, can I reactivate my 10b5-1 plan to sell my unsold shares?

If you have canceled your 10b5-1 plan, you cannot reactivate your canceled 10b5-1 plan; you need to execute a new 10b5-1 plan. As with any new 10b5-1 plan, the first trade could not be scheduled to occur during the first 60 days following entry into the plan. The mandatory 60-day waiting period would still be required.

21.	If I change my mind, prior to the scheduled expiration of the tender offer, can I rescind my election to participate in the tender offer?

If you have you have already sent your election form, you may rescind your election. To do so, you must fax the original election form, with the word “RESCIND” written across the page, to MSSB at +1-212-657-5467.

22.	How will I receive my proceeds from the sale of shares to Total?

A check will be mailed by MSSB to your address on file in Benefit Access. Please confirm your address listed under “My Profile” online and contact your HR department with any corrections.

Additional Information

This set of FAQs is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for certain of outstanding shares of the SunPower’s Class A and Class B common stock described in this set of FAQs is being made pursuant to a Tender Offer Statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents). Total S.A. and a subsidiary of Total S.A. (“Purchaser”) filed the Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and SunPower filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Purchaser and SunPower have caused these documents to be mailed to the shareholders of SunPower. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement contain important information relating to the tender offer and SunPower shareholders are urged to read those documents, and any amendments to those documents, carefully before making any decision with respect to the tender offer. Those materials and all other documents filed by Total, Purchaser or SunPower with the SEC are available at no charge on the SEC’s web site at www.sec.gov. The Tender Offer Statement and related materials may be obtained for free by directing such requests to MacKenzie Partners, Inc., the Information Agent for the tender offer, at (800) 322-2885. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free by directing such requests to SunPower Corp., 77 Rio Robles, San Jose, CA 95134 or at http://investors.sunpowercorp.com/.